April 6, 2009

Via EDGAR and Facsimile (202) 772-9208

Mr. Kevin W. Vaughn

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

Washington, D.C.  20549

Re:	FirstCity Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-K/A filed July 31, 2008
Form 10-Q for Fiscal Period Ended September 30, 2008
File No. 033-19694

Dear Mr. Vaughn:

On behalf of FirstCity Financial Corporation (the “Company” and “FirstCity”), I submit the following responses to your comments received in your letter dated March 9, 2009 concerning the above-referenced filings. The Company’s responses to your comment letter are outlined below in the sequential order in which the comments appear in your comment letter.

1.                          Please refer to our previous comments 1 and 13. While you have asserted that you are not subject to Article 9 because you do not accept deposits for funding purposes, you state that your balance sheet and income statement presentations are consistent with information you believe is important to investors. It appears that your primary business is the acquisition of receivables at a discount and the servicing and collection of receivables to earn a spread over the funding cost of your notes payable. Accordingly, we do not object to your statement “that presentation of the Company’s income and expenses ‘by nature’ in a format that is similar to financial institutions was the most meaningful presentation for our investors and market analysts.” However, your current income statement format does not follow that of financial institutions in that you merely provide a detail of Revenues and income line items followed by a detail of expenses, with no relationship defined. Accordingly, please revise your Consolidated Statements of Income for each period to separately present your interest income and interest expense amounts followed by a subtotal representing your net interest income. Subsequently, present your provision for loan losses followed by a subtotal for net interest income after provision for loan losses before presenting your other revenues and expenses.

Response:  Unlike a traditional financial institution that finances its investments primarily with customer deposits, we rely on bank borrowings to finance our servicing platform operations and investments. Since we do not engage in material deposit activities, we are unable to manage our net interest spread and cost of funds like a financial institution (i.e. a financial institution manages its net interest margin and cost of funds by controlling its core deposit base and brokered deposit levels, setting interest rates paid on customer deposits, and setting interest rates charged on loan originations). As such, we believe the presentation of net interest income and net interest income after loan loss provisions would not provide meaningful or useful margin information to our investors and market analysts. Furthermore, presentation of such information may be confusing to our investors or analysts and/or give them the wrong impression about our operations if they compared the measures to those reported by traditional financial institutions (especially since a majority of our total revenues is not comprised of interest income as generally the case for a financial institution – which would skew-down our net interest margin in comparison to financial institutions).

Substantially all of our interest expense is incurred from bank borrowings that are used to finance our servicing platform operations and our Portfolio Asset purchases, acquisition partnership investments (i.e. equity-method investments), and certain other investments. A large portion of revenue that is generated by our servicing operations and investments is not classified as interest income. For example – as it relates to the revenue reported in our Form 10-Q for the nine months ended September 30, 2008 – only 47% of our total revenues were attributable to interest income. The remaining revenues were comprised primarily of servicing fees (21% of total revenues) and equity in earnings of investments (19% of total revenues). As such, if we presented a net interest margin, the measure would include 100% of the interest expense that we incur to finance our servicing operations and investments, but it would exclude a majority of our revenue.

As a specialty financial services company, we engage in a diverse blend of activities that are somewhat similar in nature to a financial institution (i.e. loan originations and loan servicing), but our activities also embrace substantial operations that are somewhat similar in nature to an investment company (i.e. special situations investments) and a manufacturing company (i.e. purchasing loans that are treated as inventories of cash flow streams). We are unaware of a single “standardized” or “prescribed” income statement format that accommodates reporting the revenues and expenses from the diverse activities that comprise our operations. We occasionally survey the income statement formats that are presented by other filers that, in our opinion, conduct operations that are somewhat similar to our business. The results of our surveys revealed that such other filers do not present net interest margin information on their income statements.

In summary, since we became a publicly-held company in 1995, we have used the current form and content of our income statement to provide substantial specificity about the diverse nature of our revenues and expenses – which we believe investors and market analysts find meaningful and relevant. We also note that the nature of our primary operations has not changed since our inception in 1986, and our presentation has remained consistent to reflect this fact to our investors and market analysts. In response to the Staff’s comment, we respectfully request your approval to continue using the current presentation format of our Statement of Operations in future submissions.

2.                          Please refer to our previous comments 2 and 14. In your response, you reference paragraph 27 of SFAS 102 which states “Loans that are originated or purchased specifically for resale, are turned over rapidly, and are carried at market value or at the lower of cost or market value also are similar to inventory in other businesses.” You state in your response that you believe your portfolio assets are akin to inventory, and you resolve the assets in the quickest manner possible to maximize the ultimate cash recoveries. However, your current presentation appears to indicate that your entire loan balance is held-for-portfolio rather than held-for-sale. Further, a significant portion of your portfolio was acquired prior to 2005 which seems to evidence that your portfolio is not “turned over rapidly”. Please tell us and revise to disclose the following information:

a.                           Please clarify if you acquired your portfolio assets specifically for resale and explain the extent to which you have the intent and ability to hold these loans until maturity.

Response:  Since our inception in 1986, First City’s core business operation has involved the purchase and collection of distressed assets (i.e. Portfolio Assets). We purchase Portfolio Assets with the intent to resolve and liquidate the assets in the quickest manner possible to maximize the ultimate cash recoveries. Management’s economic strategy to resolve and liquidate each individual distressed asset in the portfolio primarily involves one of three accelerated collection methods: (1) work with the borrower to find another financing source to re-finance the debt in a mutually-beneficial arrangement; (2) liquidate the assets that serve as collateral for the underlying loans; or (3) find a seller to purchase the individual distressed asset. Although we have the ability to hold these distressed assets until maturity, it has never been management’s intent to do so – as we work on an accelerated collection strategy to achieve an acceptable level of return. Our primary revenue model is not based on the servicing of loans and collection of interest income over the scheduled life of the loan. The Company does, however, originate and fund certain loans that are generally not related to our distressed asset operations and that we intend to hold until maturity. We correctly report these transactions as “investing activities” in our cash flow statement.

b.                           Please provide additional detail regarding the period over which you estimate cash flows for each pool of loans acquired for the purposes of accretion under SOP 03-3.

Response:  For purchased loan portfolios under SOP 03-3, we establish static pools for purchased loan accounts that have common risk characteristics. Based on the characteristics of the static pools, we generally estimate cash flows over a period of 1 to 5 years for the purpose of accretion under SOP 03-3. Refer to our response to Comment 2.d. below that provides an “aging” of our purchased loan Portfolio Assets as of December 31, 2008.

c.                           Please tell us why you believe that your cash flows are analogous to inventory when you do not appear to acquire loans for resale and your income is not generated from loan sales. Rather, you appear to acquire loans for the purposes of providing a return over the life of the loan and your income from these assets is generated from their successful resolution (or payoff).

Response:  FirstCity does not acquire portfolios of distressed assets to be “held for investment” or “held to maturity.” Rather, we purchase Portfolio Assets with the intent to resolve and liquidate the distressed assets in the quickest manner possible using one of three accelerated collection strategies described above. As such, the Company, investors and analysts typically view the Company’s Portfolio Assets as an inventory of cash streams (i.e. productive assets), and since we became a publicly-held company in 1995, we have reported Portfolio Asset transactions as “operating activities” in our cash flow statement. In the context of purchased Portfolio Assets that fall under the scope of SOP 03-3, we record accretion income on applicable loan portfolios pursuant to the requirements of SOP 03-3 until we successfully accomplish our accelerated resolution strategy.

Paragraph 25 of SFAS 102 states that “if real estate is acquired by a real estate developer to be subdivided, improved, and sold in individual lots, then the cash payment to purchase that real estate would be classified as an operating cash flow because the real estate is acquired specifically for resale and is similar to inventory in other businesses.” By analogy, the portfolios of distressed assets that we purchase are worked individually by an asset manager, and the underlying cash flows are managed based on working with each individual borrower to ultimately convert the asset into cash under one of the three collection methods discussed previously. Similar to subdividing land into parcels, we divide our loan pools into individual distressed loans and develop individual plans for collection – which in turn creates different value scenarios within a loan pool based on an accelerated collection strategy (which almost never corresponds to the contractual maturity of the original loan contract).

d.                           Clearly identify how you determined that your loan portfolio meets the criteria cited in paragraph 27 of SFAS 102. If you are unable to support that your loan portfolio meets the criteria cited in paragraph 27 for reporting within operating cash flows, please revise your Statements of Cash Flows accordingly.

Response:  Paragraph 27 of SFAS 102 states “loans that are originated or purchased specifically for resale, are turned over rapidly, and are carried at market value or at the lower of cost or market value are similar to inventory in other businesses” and the cash receipts and payments for such loans should be reported as operating cash flows. We purchase Portfolio Assets with the intent to resolve and liquidate the distressed assets in the quickest manner possible to maximize the ultimate cash recoveries. Management’s economic strategy to resolve and liquidate each individual distressed asset in the portfolio primarily involves one of three accelerated collection methods: (1) work with the borrower to find another financing source to re-finance the debt in a mutually-beneficial arrangement; (2) liquidate the assets that serve as collateral for the underlying loans; or (3) find a seller to purchase the individual distressed asset. As such, the Company, investors and analysts typically view the Company’s Portfolio Assets as an inventory of cash streams (i.e. productive assets), and since we became a publicly-held company in 1995, we have reported Portfolio Asset transactions as “operating activities” in our cash flow statement.

The following table provides an “aging” analysis of our purchased loan Portfolio Assets as of December 31, 2008. We believe this analysis supports our ability to turn-over purchased loan Portfolio Assets in a timely fashion:

	Carrying Value at	FirstCity’s Original
	December 31, 2008	Purchase Price
Year Purchased	(dollars in thousands)	(dollars in thousands)

2008	$58,032	$72,307
2007	31,875	126,714
2006	18,801	144,048
2005	6,953	71,405
2004	3,524	59,762
Prior to 2004	189	n/a
	119,375
UBN, SA (1)	1,763	n/a
Carrying value, net	$121,137	n/a

(1)  Represents the carrying value of a loan portfolio owned by UBN, SA – a former equity-method investee that was consolidated in the third quarter of 2008 in connection with a step-acquisition transaction that gave FirstCity a controlling financial interest in UBN, SA.

In addition, while we carry a significant portion of our Portfolio Assets at amortized cost pursuant to SOP 03-3, we believe there is a “lower of cost or fair value” element contained in the carrying value of our Portfolio Assets that would qualify as meeting the requirements of paragraph 27 of SFAS 102. We generally use current market pricing on the underlying loan collateral as an input to evaluate and measure impairment under the practical expedient provision provided in paragraph 13 of SFAS 114. As such, while SOP 03-3 does not require “lower of cost or fair value” accounting in the purest sense, it is close in a practical sense based on our impairment evaluation and measurement process. And pursuant to the accounting requirements of SOP 03-3, a decline in estimated future cash flows generally results in impairment – so it is unlikely that impairment recognition would be delayed solely because our SOP 03-3 Portfolio Assets are carried on an adjusted cost basis.

In regard to the “aging” information provided in the table above, it is our understanding that the Staff may request disclosure of such information in our filings. However, in light of the fact that we filed our 2008 Form 10-K as a smaller reporting company (which allows certain scaled disclosures), combined with our belief that such disclosure is not required under applicable reporting standards and rules, we respectfully request the Staff’s approval to omit such information from our previous and future filings.

3.                          Please refer to our previous comment 4. We note your proposed disclosures; however, it remains unclear what specific various common risk characteristics you consider when pooling loans into groups for the purposes of applying the guidance of SOP 03-3. Therefore, please revise to disclose the risk characteristics you utilize to segregate purchased loans for the purposes of applying the guidance of SOP 03-3 to pools of loans.

Response:  We again acknowledge that the illustrative note disclosure included in paragraph A-12 of SOP 03-3 contains wording on pool aggregation criteria (i.e. description of common risk characteristics); however, we continue to believe that disclosure of pool aggregation criteria is not required pursuant to the disclosure requirements specified by paragraphs .14-.16 of SOP 03-3. In response to the Staff’s comment, however, we provided the disclosure below in our Form 2008 10-K to further clarify the aggregation criteria that we use for purchased loans under SOP 03-3. We respectfully request your approval to provide this disclosure in future submissions as well.

As permitted by SOP 03-3, the Company generally establishes static pools for purchased loan accounts that have common risk characteristics (primarily loan type and collateral). Each static pool is accounted for as a single unit for the recognition of income, principal payments and loss provision. Once a static pool is established, individual accounts are generally not added to or removed from the pool (unless the Company sells, forecloses or writes-off the loan).

4.                          Please refer to our previous comment 5. As noted in our comment above regarding Article 9, while we acknowledge that you do not accept deposits, it appears that your primary business is the acquisition of receivables at a discount and the servicing and collection of receivables to earn a spread over the funding cost of your notes payable. As noted in the guidance of Staff Accounting Bulletin Topic 11.K, such entities are expected to provide clear disclosure similar to that required by Industry Guide 3 for the type of disclosures addressed in that guide that are applicable to the specific activities of the registrant. You purchase a variety of loan types that carry different and unique risks. For purposes of providing greater transparency into the risks inherent within your portfolio, please revise to disclose the balance of your portfolio assets by major loan type. Similarly, please disclose the allocation of your allowance for loan losses by category as well.

Response:  Pursuant to Staff Accounting Bulletin Topic 11.K, it is our understanding that the fact pattern and interpretative response is designed for non-bank holding companies, such as savings and loan institutions, that engage in similar lending and deposit activities as a bank holding company. We identified two references in SAB Topic 11.K that clearly indicate the Staff’s belief that disclosures and other relevant information under Article 9 and Industry Guide 3 may be appropriate for other registrants with material lending and deposit activities. As such, and as noted in our previous response to Comment 5, it has always been management’s understanding that the Company is not required to disclose the balance of loans by major type as prescribed by Industry Guide 3 since we do not engage in material deposit activities. In response to the Staff’s previous Comment 5, however, we provided the disclosure below in our Form 2008 10-K to provide additional information on our loans receivable. We respectfully request your approval to provide this disclosure in future submissions as well. At this time, we do not expect to allocate the allowance to the various loan categories since the allowance is not material to the total gross balance of loans receivable.

The following is a composition of the Company’s loans receivable by loan type and region:

	December 31,
	2008	2007
	(Dollars in thousands)
Domestic:
Commercial and industrial:
Affiliates	$12,794	$—
SBA	19,340	14,518
Other	3,313	2,621
Real estate:
Other	10,801	3,374

Foreign - commercial and industrial:
Affiliates	14,286	5,447

Total loans	60,534	25,960
Less: allowance for loan losses	(615)	(151)
Total loans, net	$59,919	$25,809

5.                          Please refer to our previous comment 6. On page 36, you disclose that for the purposes of applying SOP 03-3, you make a determination at acquisition whether such loans will be accounted for individually or as a part of a pool based on common risk characteristics. However, from your proposed disclosures included in your response to Comment 6, it remains unclear how you determine whether a loan will be accounted for individually. As this is an accounting policy election, please revise to clearly disclose the factors considered when making this determination both at acquisition and on an ongoing basis. Revise to relate this discussion to your policies for determining any subsequent impairment on purchased loans.

Response:  Since the Staff’s previous Comment 6 was positioned under the heading “(f) Loans Receivable, page 58” for our 2007 Form 10-K, we presumed the Staff was requesting revision to accounting policy disclosures provided for our loans receivable – which are comprised of loans that we originate and fund. These loans are separate and apart from our purchased Portfolio Assets – for which the accounting policies are disclosed at “(e) Portfolio Assets, page 55” of our 2007 Form 10-K.

In response to the Staff’s Comment 5 above, we generally establish pools for purchased SOP 03-3 loan accounts that have common risk characteristics. In addition, we generally evaluate and measure impairment on the purchased SOP 03-3 loans on a pool basis as well. In response to the Staff’s comment, we provided the disclosure below in our Form 2008 10-K to provide clarification on our pool accounting treatment for our SOP 03-3 purchased loans. We respectfully request your approval to provide this disclosure in future submissions as well. (Due to the difficulty in providing excerpts of SOP 03-3 disclosures that are meaningful and specifically address the Staff’s comments, we provided a substantial majority of our SOP 03-3 disclosures below as provided in our 2008 Form 10-K – which include the Staff’s requested revisions.)

Commencing January 1, 2005, FirstCity adopted and began accounting for its acquisitions of loan portfolios with credit deterioration in accordance with the provisions of SOP 03-3. As permitted by SOP 03-3, the Company generally establishes static pools for purchased loan accounts that have common risk characteristics (primarily loan type and collateral). Each static pool is accounted for as a single unit for the recognition of income, principal payments and loss provision. Once a static pool is established, individual accounts are generally not added to or removed from the pool (unless the Company sells, forecloses or writes-off the loan). At acquisition, FirstCity determines the excess of the loan pool’s scheduled contractual payments over all cash flows expected to be collected as an amount that should not be accreted (“nonaccretable difference”). The excess of the portfolio’s cash flows expected to be collected at acquisition over the initial investment in the portfolio (“accretable yield”) is generally accreted into interest income over the remaining life of the portfolio. The discount (i.e. the difference between the cost of each static pool and the related aggregate contractual receivable balance) is not recorded because the Company does not expect to fully collect each static pool’s contractual receivable balance. As a result, loan portfolios are generally recorded at cost (which approximates fair value) at the time of acquisition.

In accordance with SOP 03-3, the Company accounts for its investments in SOP 03-3 loan portfolios using either the interest method or the cost-recovery method. Application of the interest method is dependent on management’s ability to develop a reasonable expectation as to both the timing and amount of cash flows expected to be collected. In the event the Company cannot develop or establish a reasonable expectation as to both the timing and amount of cash flows expected to be collected, SOP 03-3 permits the use of the cost-recovery method.

Under the interest method, an effective interest rate, or internal rate of return (“IRR”), is applied to the cost basis of the pool. SOP 03-3 requires that the excess of the contractual cash flows over expected cash flows not be recognized as an adjustment of income or expense or on the balance sheet. SOP 03-3 initially freezes the IRR that is estimated when the loan accounts are purchased as the basis for subsequent impairment testing (performed at least quarterly). Significant increases in actual, or expected future cash flows, is used first to reverse any existing valuation allowance for that loan pool; and any remaining increase may be recognized prospectively through an upward adjustment of the IRR over the portfolio’s remaining life. Any increase to the IRR then becomes the new benchmark for impairment testing and income recognition. Under SOP 03-3, subsequent decreases in projected cash flows do not change the IRR, but are recognized as an impairment of the cost basis of the pool (to maintain the then-current IRR), and are reflected in the consolidated statements of operations through provisions charged to operations, with a corresponding valuation allowance off-setting the loan portfolio in the consolidated balance sheets. FirstCity establishes valuation allowances for loan portfolios acquired with credit deterioration to reflect only those losses incurred after acquisition – that is, the cash flows expected at acquisition that are not expected to be collected. Income from loan portfolios accounted for under the interest method is accrued based on each pool’s IRR applied to each pool’s adjusted cost basis. Gross collections in excess of the interest accrual and impairments will reduce the carrying value of the static pool, while gross collections less than the interest accrual will increase the carrying value. The IRR is estimated based on the timing and amount of anticipated cash flows using the Company’s proprietary collection models. A pool can become fully amortized (zero-basis carrying balance on the balance sheet) while still generating cash collections. In this case, cash collections are recognized as income when received.

If the amount and timing of future cash collections on a loan pool are not reasonably estimable, the Company accounts for such portfolios on the cost-recovery method. Under the cost-recovery method, no income is recognized until the Company has fully collected the cost of the portfolio, or until such time the Company considers the timing and amount of collections to be reasonably estimable and begins to recognize income based on the interest method as described above. At least quarterly, the Company performs an evaluation to determine if the remaining amount that is probable of collection is less than the portfolio’s carrying value, and if so, recognizes impairment through provisions charged to operations.

6.                          Please refer to our previous comment 9. Based on the information in your response, it appears that the residual interest may be material to your income statement. Therefore, please tell us and revise to disclose the following:

a.                           We note in your response that the residual interest does not relate to a stand alone financial instrument. Please clarify your disclosure on page 73 that the residual interest consists of securities resulting from a securitization transaction;

b.                           Please specifically tell us what the residual interest in your discontinued mortgage operations consists of and how you determined that interests retained from a mortgage loan securitization do not constitute a financial instrument;

c.                           Please clarify what you mean by the statement that you continue to “service” these assets and clarify if the residual interests relate to the related underlying mortgage loans securitized; and

d.                           Although paragraph B130 of SFAS 144 allowed for prospective application, paragraph B132 of SFAS 144 required that assets held for disposal under previous literature be reclassified to held for use if not sold by the end of the fiscal year of adoption. Further, paragraph B11 clarifies that impairment analysis for financial instruments (i.e. the securities) should be performed in accordance with applicable literature and are not subject to the guidance of SFAS 144. Therefore, it remains unclear how you determined that SFAS 144 was the appropriate guidance to measure impairment related to your residual interest. Please provide additional detail supporting your conclusion, or alternatively, please revise your financial statement to account for your residual interest in accordance with EITF 99-20 or SFAS 115, as appropriate.

Alternatively, please provide a full materiality analysis that includes consideration of both the balance sheet and the income statement in accordance with SAB Topic 1M.

Response:  We would like to clarify our initial response to Comment 9 and indicate that the last remaining asset attributable to the discontinued mortgage operation is a residual interest security. We monitor the fair value of this security at least quarterly to determine the appropriate accounting and reporting treatment. However, the limited disclosure included in our 2007 Form 10-K was attributable to our determination that the residual interest security was not material to the Company’s consolidated financial statements. As mentioned in our previous response to Comment 9, the Company believes that any further consideration of applicable accounting and reporting provisions need not be applied given the immaterial nature of the discontinued mortgage operation. We believe the following analysis supports our position:

	Fiscal Year Ended		Nine Months Ended
	December 31, 2007		September 30, 2008
(dollars in thousands)	As Reported	%	As Reported	%
Balance Sheet Analysis:
Discontinued mortgage operations (reported as a component of “Other assets, net”)	$133		$—
Other assets, net	17,355	0.77%	18,962	—
Total assets	298,119	0.04%	346,930	—
Total equity	106,283	0.13%	92,069	—

Income Statement Analysis:
Loss from discontinued mortgage operations	—		(145)
Total revenues	43,656	—	33,682	-0.43%
Net earnings	2,185	—	(11,868)	1.22%
Total equity	106,283	—	92,069	-0.16%

7.                          Please refer to our prior comment 11. According to your disclosures you adjust your valuation allowance for an amount equal to your current income tax expense for the period. You also state in your response that you project out four years to determine whether you will have enough taxable income to utilize your net deferred tax assets. Therefore, it appears that the adjustment to your valuation allowance should reflect your current period expectation of the future use of the asset and not only your current period use. Please tell us how you determined the amount of the valuation allowance for the periods presented in your financial statements. Please tell us why you continue to adjust the valuation allowance for the current period income tax expense in light of the fact that you use a four year look forward period when determining the amount of necessary deferred tax asset valuation allowance. Please revise to reconcile this apparent inconsistency.

Response:  Each year, the Company forecasts earnings over a four-year period using estimates of the cash flows and operating expenses from (1) existing assets and known costs; and (2) projected new production of similar assets based on reasonable assumptions. Our earnings forecasts supported the carrying value of the deferred tax asset during these periods and, in fact, provided evidence that potentially supported a higher deferred tax asset amount. However, given the variability of estimating cash flows and the uncertainty of future market conditions at the time, management determined the net carrying value of the deferred tax asset should not be adjusted upward.

However, for the fourth fiscal quarter ending December 31, 2008, the Company was in a cumulative book taxable loss position for a period of twelve consecutive quarters. Our cumulative book loss position was caused by the negative impact on our results of operations from a general decline in global economic conditions over the past year, which dramatically weakened in the fourth quarter of 2008, causing a significant increase in our pre-tax loss due primarily to significantly higher impairments in the fourth quarter of 2008. For purposes of evaluating the need for an increase in the deferred tax valuation allowance under SFAS 109, this cumulative book taxable loss position was considered to be objectively verifiable evidence that we may not be able to realize our deferred tax assets from the generation of future taxable income. As such, during the quarter ended December 31, 2008, the Company established a full valuation allowance and reduced the net carrying amount of the deferred tax asset to $-0- due to the lack of sufficient objective evidence regarding the realization of these assets in the foreseeable future.

8.                          Please refer to our previous comment 16. We note your proposed disclosures; however, it remains unclear what specific various common risk characteristics you consider when pooling loans into groups for the purposes of applying the guidance of SOP 03-3. Therefore, please revise to disclose the risk characteristics you utilize to segregate purchased loans for the purposes of applying the guidance of SOP 03-3 to pools of loans. Additionally, please clarify your disclosure on page 115 that states you acquire loans that are typically non-homogeneous in nature.

Response:  Refer to our response to Comment 3 above in regard to the Staff’s comment regarding the risk characteristics used to segregate purchased loans under SOP 03-3.

In regard to clarification of disclosure on page 115 that states we acquire loans that are typically non-homogeneous in nature, we believe clarification is currently provided in the wording that is included in the same sentence as referenced by the Staff (i.e. our purchased Portfolio Assets are comprised of non-homogenous assets that generally include loans of varying qualities that are secured by diverse collateral types and real estate).

9.                          Please refer to our previous comment 17. As requested, please provide us with your proposed disclosures.

Response:  In response to the Staff’s previous comment 17, the following disclosure was provided in our 2008 Form 10-K. We respectfully request your approval to provide this disclosure in future submissions as well.

The changes in the allowance for loan losses are as follows:

	Year Ended December 31, 2008
	WAMCO	Other
	30	Partnerships	Combined
	(Dollars in thousands)
Beginning Balance	$(3,433)	$(2,207)	$(5,640)
Provisions	(3,393)	(3,412)	(6,805)
Recoveries	350	819	1,169
Charge offs	790	248	1,038
Ending Balance	$(5,686)	$(4,552)	$(10,238)

	Year Ended December 31, 2007
	WAMCO	Other
	30	Partnerships	Combined
	(Dollars in thousands)
Beginning Balance	$(1,172)	$(326)	$(1,498)
Provisions	(3,628)	(2,442)	(6,070)
Recoveries	1,260	83	1,343
Charge offs	107	478	585
Ending Balance	$(3,433)	$(2,207)	$(5,640)

	Year Ended December 31, 2006
	WAMCO	Other
	30	Partnerships	Combined
	(Dollars in thousands)
Beginning Balance	$(742)	$(151)	$(893)
Provisions	(1,184)	(1,599)	(2,783)
Recoveries	714	369	1,083
Charge offs	40	1,055	1,095
Ending Balance	$(1,172)	$(326)	$(1,498)

Accretable yield represents the amount of income the Partnerships can expect to generate over the remaining life of its existing loans acquired after 2004 with evidence of credit deterioration based on estimated future cash flows as of December 31, 2008 and 2007. Reclassifications from nonaccretable difference to accretable yield primarily result from the Partnerships’ increase in estimates of future cash flows. Reclassifications to nonaccretable difference from accretable yield primarily results from allowance charges that exceed the Partnerships’ increase in estimates of future cash flows. Changes in accretable yield for the years ended December 31, 2008 and 2007 were as follows:

	Year Ended December 31, 2008			Year Ended December 31, 2007
	WAMCO	Other		WAMCO	Other
	30	Partnerships	Combined	30	Partnerships	Combined
	(Dollars in thousands)
Beginning Balance	$4,945	$4,871	$9,816	$14,043	$3,216	$17,259
Additions	—	—	—	—	5,215	5,215
Accretion	(3,325)	(2,421)	(5,746)	(5,817)	(2,749)	(8,566)
Reclassification from (to) nonaccretable difference	5,894	3,244	9,138	(960)	(638)	(1,598)
Disposals	(261)	(1,307)	(1,568)	(2,321)	(173)	(2,494)
Ending Balance	$7,253	$4,387	$11,640	$4,945	$4,871	$9,816

Loans acquired during each period for which it was probable at acquisition that all contractually required payments would not be collected are as follows:

	Year Ended December 31, 2008			Year Ended December 31, 2007
	WAMCO	Other		WAMCO	Other
	30	Partnerships	Combined	30	Partnerships	Combined
	(Dollars in thousands)			(Dollars in thousands)
Face value at acquisition	$—	$—	$—	$—	$24,650	$24,650
Cash flows expected to be collected at acquisition, net of adjustments	—	—	—	—	25,648	25,648
Basis in acquired loans at acquisition	—	—	—	—	20,433	20,433

10.                   Please refer to our previous comment 18. Please clarify what you mean by the statement “Contractual maturities (excluding principal and interest payments payable from the proceeds from dispositions of and payments received on Portfolio Assets) of notes payable…”. Please clarify if you report the balance of notes payable on the balance sheet net of amounts to be repaid from the assets that collateralize them.

Response:  We reported the gross contractual amounts due under the terms of the notes payable on our balance sheet. The reported amounts were not reduced by any existing, pending or potential proceeds to be received from the disposition of the underlying loan collateral. In regard to the statement that we included in parentheses as referenced in the disclosure above, it was our intent to inform the financial statement users that the notes payable amounts were reported at their gross contractual amounts owed, and that such reported amounts were not reduced by any existing, pending or potential proceeds from the disposition of the underlying loan collateral.

11.                   Please refer to our previous comment 22. We note your proposed disclosures and the disclosures provided on page 1 of your Form 10-K/A filed on July 31, 2008. Please provide additional detail on how you reconciled the section “Corrections of receivables” to US GAAP and tell us how this relates to the differences you have identified between local GAAP and US GAAP. Please also tell us why for local GAAP purposes “reversals of provisions” for both 2006 and 2007 exceeded the sum of amount of “unrecoverable receivables” and “allocations to provisions”. In this regard, please explain whether this means that PRL had negative provisions for loan losses for two straight years, and if so, how this was determined to be appropriate, and whether a consistent result occurs under US GAAP. As part of the response, please provide a description of the types of items recorded in each line item of this section on the income statement. Finally, please tell us the methodology used for translating the financial statements of PRL Developpement into US dollars for this purpose.

Response:  The following is a description of each type of item recorded in each line item of the section labeled “Corrections of receivables”:

•                  Allocations to provisions — Represents periodic provisions for loans losses based on projected cash flows. There is no difference between local GAAP and US GAAP.

•                  Unrecoverable receivables — Represents charge-offs of the loan balances as uncollectible. Under US GAAP, a charge-off of the loan balance would be recorded against the allowance for loan loss.

•                  Reversals of provisions — Represents both reversals and charge-offs of allowance for loan losses based on differences between actual and projected collections. Under US GAAP, a charge-off of the allowance for loan loss would be recorded against the loan balance.

•                  Bad debts written off and subsequently collected — Represents collections received on loans that are fully reserved and/or charged-off.

While the charge-offs included in “unrecoverable receivables” and “reversals of provisions” would not be recorded to the income statement under US GAAP, the net recovery realized from the reversal of the allowance previously recognized and the actual charge-off balance would be the same as the amounts recognized to the income statement under local GAAP. Overall, PRL had negative provisions for both 2006 and 2007 since it collected more than originally projected. Each quarter, PRL management evaluates the projected collections based on various factors such as borrowers’ payment history, collateral values, and current market conditions. We believe consistent results would occur under US GAAP.

The methodology used for translating the financial statement of PRL Developpement into US dollars is based on paragraph 12 of SFAS 152, Foreign Currency Translation. Each quarter, FirstCity translates the income statement of PRL at the average exchange rate for that quarter. The balance sheet is translated as of the quarter-end exchange rate.

12.                   Please refer to our previous comment 23. The staff believes that any audit report filed with the Commission must identify the accounting standards used in the preparation and audit of the financial statements. Therefore, please include a revised audit report that indicates the accounting standards used in the financial statements of PRL. Additionally, to the extent that the report will indicate that the financial statements were prepared in accordance with CRC Regulation 99.02, please indicate in the revised report that this is referring to French GAAP, if true. Furthermore, while the staff does accept style variations in audit reports to accommodate local reporting requirements, the staff does not require the opinion paragraph in all audit reports to follow the wording requirements of US GAAS, which means the opinion paragraph must be based on a “presented fairly” opinion. The staff does not object to the inclusion of both a local GAAS opinion and a US GAAS opinion. Please refer to Section III.D. of the International Reporting and Disclosure Issue Outline available on our website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P215_23214 and revise the opinion accordingly to comply with a US GAAS “present fairly” opinion paragraph.

Response:  In response to the Staff’s comment, our other auditor respectfully requests your approval to use the revised opinion paragraph of his audit report for PRL’s 2007 financial statements as follows:

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the entities included in the scope of the consolidated financial statements as of December 31, 2007, and the results of their operations for the fiscal year that ended on this date, in conformity with accounting principles generally accepted in France.

13.                   We note your response to prior comment 23 where you indicate that the Company will not be required to present separate financial statements under Rule 3-09 of Regulation S-X for PRL because it became a consolidated subsidiary of FirstCity during the third quarter of 2008. The staff notes that you are still required to test PRL for significance under the equity method for the period you accounted for the entity under the equity method, and if it is significant at the 20% level for that period, audited financial statements under Rule 3-09 would still be required for the period PRL was accounted for under the equity method. Please refer to Section 2405.4 of the Financial Reporting Manual available on our website at: http://www.sec.gov/divisions/corpfin/cffinancialreportingmanual.pdf#topic2.

Response:  In connection with the preparation and filing of our Form 2008 10-K for the year ended December 31, 2008, we evaluated the significance of PRL while it was accounted for under the equity method of accounting during 2008, and we determined that PRL’s significance did not exceed the 20% level (or the 10% level) of the applicable significant subsidiary tests during the period.

* * * * *

The Company acknowledges that

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments and changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me.

Very truly yours,

/s/ J. Bryan Baker
J. Bryan Baker
Senior Vice President and Chief Financial Officer
FirstCity Financial Corp.
(254) 761-2810